FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_____

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

Date 13 July 2006	By
Name: J Nicholls
Title: Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 June 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (01 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (16 June 2006)
Announcement	Announcement
Mr Shanahan informs the Company of his beneficial interests therein. (02 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (19 June 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (02 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (20 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (02June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (20 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (05 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (22 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (06 June 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (23 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (07 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (23 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (08 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (26 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (09 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (27 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (12 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (28 June 2006)

Announcement	Announcement
Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (13 June 2006)
Company releases trading statement. (29 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (13 June 2005)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (30 June 2006)
Announcement	Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (14 June 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (30 June 2006)
Announcement	Announcement
Company announces trading statement date and programme to enable share buy back during a closed period. (15 June 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (30 June 2006)
Announcement
Company purchases its own securities for holding in treasury through Goldman Sachs International. (15 June 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:11 01-Jun-06
Number	9469D
Diageo plc
1 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 879.65 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 241,149,652 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,809,825,516.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Shareholding
Released	14:02 02-Jun-06
Number	PRNUK-0206

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification below is in respect of transactions of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that Mr WS Shanahan, a director, notified the Company on 1 June 2006 that:
a.	on the dates set out below, American Depository Shares in the Company (‘ADS’)* were purchased for his account by an investment manager acting on a discretionary basis, who allocated investments purchased to a number of investors, generally on a pro rata basis;

Transaction Date	Number of ADSs	Price per ADS
30 April 2004	85	$54.76
08 Jul 2004	12	$53.46
11 Jul 2004	11	$52.64
21 Jul 2004	12	$50.76
30 Nov 2004	53	$56.76

b.	on the dates set out below, ADSs were sold for Mr Shanahan’s account, again on the basis described above;

Transaction Date	Number of ADSs	Price per ADS
5 April 2005	16	$58.78
6 April 2005	16	$59.33
As a result of the above transactions, Mr Shanahan’s interest in the Company’s Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) has increased to 17,155 (held as ADSs).

(*1 ADS is the equivalent of 4 Ordinary Shares.)
2 June 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:20 02-Jun-06
Number	PRNUK-0206

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 772 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 241,148,880 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,809,826,288.
02 June 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:21 02-Jun-06
Number	0280E
Diageo plc
2 June 2006

Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 891.74 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 241,748,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,809,226,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:55 05-Jun-06
Number	0914E
Diageo plc
5 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 897.16 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 242,248,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,808,726,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:05 06-Jun-06
Number	1657E
Diageo plc
6 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 550,000 ordinary shares at a price of 895.12 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 242,798,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,808,176,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:50 07-Jun-06
Number	2383E

Diageo plc
7 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 550,000 ordinary shares at a price of 910.34 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 243,348,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,807,626,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:11 08-Jun-06
Number	3146E
Diageo plc
8 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 550,000 ordinary shares at a price of 908.68 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 243,898,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,807,076,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:53 09-Jun-06
Number	3889E
Diageo plc
9 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 550,000 ordinary shares at a price of 901.11 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 244,448,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,806,526,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 12-Jun-06
Number	4522E
Diageo plc
12 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 905.61 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 244,948,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,806,026,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Shareholding
Released	09:22 13-Jun-06
Number	PRNUK-1306

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 12 June 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 12 June 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 12 June 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.08.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	294,669
P S Walsh	763,037

Name of PDMR
S Fletcher	109,877
J Grover	152,018
A Morgan	141,509
G Williams	188,562	*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 12 June 2006 from Lord Blyth, a director of the Company, that he has purchased 1,095 Ordinary Shares on 12 June 2006 under an arrangement with the Company, whereby he has agreed to use an amount of 10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.08.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 127,925.
3. It received notification on 12 June 2006 from Todd Stitzer, a director of the Company, that he has purchased 110 Ordinary Shares on 12 June 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.08.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,998.
13 June 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:28 13-Jun-06
Number	5361E
Diageo plc
13 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 896.75 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 245,448,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,805,526,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:18 14-Jun-06
Number	6101E
Diageo plc
14 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 891.67 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 245,948,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,805,026,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo to issue TradingUpdate
Released	12:09 15-Jun-06
Number	6438E
15 June 2006
Diageo to issue trading statement on 29 June 2006 and announces programme to enable share buy back during closed period
Diageo will issue its annual trading statement on the 29 June 2006 with respect to the fiscal year ending 30 June 2006. The company also announces that it has put in place a programme to enable the buy back of shares during the closed period which begins 16 June 2006.
Diageo plc will issue a trading statement on the 29 June 2006 with respect to the fiscal year ending 30 June 2006. As a result, it will enter a closed period which begins on 16 June and ends with the preliminary results announcement on 31 August 2006. Diageo has put in place an irrevocable, non-discretionary programme to allow the company to buy back shares during the closed period. The buy back programme during the closed period will be managed by an independent third party, which will make its trading decisions in relation to the company’s securities independently of, and uninfluenced by, the company.
Share buy backs will be effected during the period between 16 June 2006 and 31 August 2006 within pre-set parameters. The buy backs will be in accordance with Diageo’s general authority to repurchase shares and in accordance with Chapter 12 of the Listing Rules. Consequently the maximum price paid will be limited to no more than 105 per cent of the average middle market quotations of Diageo shares for the 5 dealing days preceding the date of purchase. The shares repurchased will be held as Treasury shares.
In announcing this Diageo confirms that currently it has no unpublished price sensitive information.
-ends-
Contacts:

Investors Relations:
Sandra Moura	+44 (0) 20 7927 4326	investor.rel@diageo.com

Media Enquiries:
Isabelle Thomas	+44 (0) 20 7927 5967	media@diageo.com

Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JeB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:17 15-Jun-06
Number	6880E
Diageo plc
15 June 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 580,000 ordinary shares at a price of 896.92 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 246,528,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,804,446,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:10 16-Jun-06
Number	7710E
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 525,000 ordinary shares at a price of 901.83 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 247,053,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,803,921,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 19-Jun-06
Number	8387E

Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 906.52 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 247,653,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,803,321,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:55 20-Jun-06
Number	9160E
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 916.98 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 248,153,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,802,821,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 21-Jun-06
Number	9789E
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 913.9 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 248,653,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,802,321,288.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 22-Jun-06
Number	0454F

Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 912.45 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 249,453,880 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,801,526,365.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:45 23-Jun-06
Number	PRNUK-2306

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,985 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 249,449,895 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,801,530,350.
23 June 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 23-Jun-06
Number	1197F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 850,000 ordinary shares at a price of 910.27 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 250,299,895 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,800,680,650.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 26-Jun-06
Number	1872F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 825,000 ordinary shares at a price of 908.31 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 251,124,895 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,799,855,350.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 27-Jun-06
Number	2601F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 875,000 ordinary shares at a price of 907.4 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 251,999,895 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,798,980,350.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 28-Jun-06
Number	3332F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 911.59 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 252,449,895 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,798,530,350.
END

Company	Diageo PLC
TIDM	DGE
Headline	Trading Statement
Released	07:00 29-Jun-06
Number	3449F
Embargoed until 7.00am 29th June 2006
Diageo reports strong sales momentum
Diageo will announce preliminary results for the year ending 30 June 2006 on 31 August 2006 and has today issued the following statement.
Summary
•	Organic net sales growth expected to be 6% for the year to June 2006

•	Guidance for full year organic operating profit growth maintained at 7%

•	Free cash flow forecast to be in line with that achieved in prior year

•	£1.4 billion returned to shareholders in the financial year

•	Dividend payments of £864 million in the year
The second half of the financial year has seen continued strong growth by the global priority brands, in particular Johnnie Walker and Smirnoff. Consistent delivery by these key growth drivers together with stronger performance in International, partly driven by innovation successes, has resulted in further improvement in the rate of organic top line growth. For the full year organic net sales growth is expected to be 6%.
This strong top line growth has enabled marketing investment to be increased ahead of net sales growth and increased input costs to be absorbed, while delivering organic operating profit growth in line with the previous guidance of 7% reiterated at the time of the interim financial results.
Diageo has continued to generate strong cash flow in the year. The actual level of tax payments in the second half has been below that which was planned and as a result free cash flow for the year is likely to be broadly in line with that achieved in the prior year; this is ahead of previous guidance.
Paul Walsh, CEO of Diageo, said:
‘As the year closes we have successfully delivered on our objectives. We are building a superior position in North America, investing strongly behind our brands in International and continuing to reduce costs in Europe. As our excellent top line growth shows, we are gaining share in many markets.
The strength of our brands and our broad based geographic exposure continue to provide us with opportunities. We expect that relentless focus on proven brand and market building strategies will ensure that this level of top and bottom line organic growth together with continued strong cash generation remain the consistent themes of Diageo’s performance.

Therefore, looking ahead to the year ending 30 June 2007, we expect that organic net sales growth will be in line with that achieved in the current year. We will continue to grow investment in marketing at a rate above that of net sales growth. Even with this rate of investment, and with continued pressure on input costs we expect to deliver organic operating profit growth at least equal to that achieved in the year ending 30 June 2006.
As previously announced, we have doubled our share buyback programme year on year, returning a further £1.4 billion to shareholders this year, and we plan to return a further £1.4 billion to shareholders in the new financial year.’
Net sales
Spirits growth has been broadly based with continued, strong growth of: the global priority brands; the local priority Scotch whisky brands and very strong growth of the Reserve brands. The overall growth of Diageo’s beer brands has been constrained by the weakness of the Irish beer market. Diageo’s wine brands continue to grow despite an increasingly competitive environment. The performance of the ready to drink brands is a mix of continued decline in European markets partially offset by strong growth in International.
In North America, the priority brands continue to grow strongly and outperform the market. Diageo continues to benefit from the consumer trend towards premium brands across all beverage alcohol categories. Strong growth across Diageo’s priority spirits brands remains the key driver of the performance in North America. Diageo’s beer brands, which are positioned in the premium import segment, have delivered good growth and in wine, Beaulieu Vineyard and Sterling Wines continue to perform well. Price increases have been successfully implemented on a number of brands as effective marketing campaigns have steadily built the position of the brands with consumers.
In Europe, the consumer environment remains subdued which together with increased regulation continues to have a negative impact on beverage alcohol sales. Top line growth is in line with that achieved in the first half. While improved sales execution and successful marketing campaigns have delivered better top line performance and share gains, for example on Guinness in Great Britain and on J& B in France, these improvements have been offset by the decline in the Scotch whisky market in Spain and by the disruption in the spirits market in Russia caused by the introduction of new excise duty strip stamps.
In International, strong top line performance continues to be led by the growth of the priority spirit brands, ready to drink and new product innovations. While each of the major hubs, Latin America, Africa and Asia, are delivering double-digit top line growth, it is Latin America which is the key driver of the very strong overall performance in International.
Interest
It is estimated that in the year ending 30 June 2006 Diageo’s average net and closing debt will be approximately £4.0 billion. The effective interest rate for the year ending 30 June 2006 is expected to be approximately 4.9%. As a result of the increase in interest rates which has occurred during the year, the effective interest rate for the year ending 30 June 2007 is currently expected to increase by 0.6 percentage points year on year.
Exchange rate movements

The impact of exchange rate movements on reported profit before exceptional items and tax is expected to be about £30 million for the year ending 30 June 2006. Operating profit is expected to be negatively impacted by £25 million and interest to be negatively impacted by approximately £5 million.
For the year ending 30 June 2007 the impact of exchange rate movements, based on current exchange rates, is estimated to have an adverse impact of £35 million on operating profit and a positive impact of £5 million on interest. For the full year, each one cent movement from current rates for either the US dollar or the Euro impacts profit before exceptionals and tax by approximately £3 million respectively.
Return of capital to shareholders
Consistent with previous guidance Diageo has returned a further £1,400 million to shareholders in the financial year through the repurchase of 164 million shares. The number of shares in issue at the year end will be 2,757 million, excluding 294 million shares, mainly treasury shares. The weighted average number of shares which will be used to calculate eps for the year ending 30 June 2006 will be 2,841 million shares.
As announced on 15 June 2006 Diageo has put in place an irrevocable non- discretionary programme to buy back shares during the closed period which ends on 1 September 2006.
Cautionary statement concerning forward-looking statement
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the return of capital, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the business, environmental laws and the laws governing pensions;

•	developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•	developments in the Colombian litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to, or increase the cost of, financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2005 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
Past performance cannot be relied upon as a guide to future performance.
-ENDS-

Contacts:
Investors Relations
Catherine James	+ 44 (0) 20 7927 5272	investor.rel@diageo.com
Kelly Padgett	+ 1 202 715 1110

Media Relations
Isabelle Thomas	+ 44 (0) 20 7927 5967	media@diageo.com
Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JeB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:04 30-Jun-06
Number	4488F
Diageo plc announces that on 29th June it purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 901.7 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 253,049,895 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,797,930,350.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:23 30-Jun-06
Number	PRNUK-3006

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 351 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.

Following this release, the Company holds 253,049,544 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,797,930,701.
30 June 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 30-Jun-06
Number	5153F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 909.77 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 253,349,895 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,797,630,701.
END